

Mail Stop 7010

February 28, 2007

By U.S. Mail and Facsimile

Mr. Douglas L. Kelly
Chief Financial Officer
A.G. Edwards, Inc.
One North Jefferson Avenue
St. Louis, Missouri 63103

  Re: Form 10-K for the Fiscal Year Ended February 28, 2006
     Form 10-Q for the Fiscal Quarter Ended May 31, 2006
     Form 10-Q for the Fiscal Quarter Ended August 31, 2006
     Form 10-Q for the Fiscal Quarter Ended November 30, 2006
     File No. 001-08527

Dear Mr. Kelly:

   We have reviewed your filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2006

Note 10 – Commitments and Contingencies, page 50

1. You disclose that you are a "defendant in a number of lawsuits, in some of which plaintiffs claim substantial amounts, relating primarily to its securities and commodities business." You also state that "management, after consultation with counsel, believes that resolution of all such matters will not have a material adverse effect on the consolidated balance sheet, statement of earnings or statement of cash flows of the Company, except that the Company believes, based on current knowledge and after consulting with counsel, that the impact of the matters could be material to the operating results in one or more periods." Given this disclosure, please supplementally provide us with your analyses of

materiality as it relates to the amount or range of your reasonably possible losses or additional losses. Please refer to paragraphs 9 and 10 of SFAS 5 for guidance.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief